UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

December 4, 2020

Commission File Number 001-37651

Atlassian Corporation Plc
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Exchange House
Primrose Street
London EC2A 2EG
c/o Herbert Smith Freehills LLP
(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:      Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Results of 2020 Annual General Meeting
    On December 3, 2020, Atlassian Corporation Plc (the “Company”) held its 2020 Annual General Meeting (“AGM”). At the AGM, fifteen resolutions, as set out in the Company’s Notice of Annual General Meeting dated October 20, 2020, were considered and acted upon. All fifteen resolutions were proposed and approved on a poll.
    Each shareholder present in person, or by proxy, was entitled to one vote for every Class A ordinary share held and ten votes for every Class B ordinary share held. The total number of votes received for each resolution is set out below (shown to reflect ten votes for every Class B ordinary share and one vote for every Class A ordinary share). As of October 6, 2020, the voting record date, there were 132,163,053 Class A ordinary shares and 117,038,921 Class B ordinary shares outstanding, all of which were entitled to vote with respect to all matters acted upon at the AGM.

	Resolutions	For	Against	Abstain
1.	To receive the Company’s accounts and the reports of the directors and the auditors for the year ended June 30, 2020 (the “Annual Report”).	1,263,578,020	41,269	266,312
2.	To approve the Directors’ Remuneration Report as set forth in the Annual Report.	1,262,410,885	1,302,876	171,840
3.	To reappoint Ernst & Young LLP as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company.	1,263,406,926	291,337	187,338
4.	To authorize the Audit Committee of the Board of Directors to determine the remuneration of the auditor.	1,263,458,511	285,298	141,792
5.	To re-elect Shona L. Brown as a director of the Company.	1,263,664,243	24,115	197,243
6.	To re-elect Michael Cannon-Brookes as a director of the Company.	1,263,622,931	126,060	136,610
7.	To re-elect Scott Farquhar as a director of the Company.	1,263,625,911	120,048	139,642
8.	To re-elect Heather Mirjahangir Fernandez as a director of the Company.	1,263,633,260	35,123	217,218
9.	To re-elect Sasan Goodarzi as a director of the Company.	1,263,156,405	511,656	217,540
10.	To re-elect Jay Parikh as a director of the Company.	1,263,642,171	52,133	191,297
11.	To re-elect Enrique Salem as a director of the Company.	1,263,619,187	47,679	218,735
12.	To re-elect Steven Sordello as a director of the Company.	1,263,558,912	107,423	219,266
13.	To re-elect Richard P. Wong as a director of the Company.	1,261,190,240	2,524,183	171,178
14.	To authorize the Company to make off-market purchases of up to 9,664 Class A ordinary shares for the purposes of, or pursuant to, an employee share scheme.	1,262,158,154	1,347,581	379,866
15.	To authorize the Company to buy back up to a maximum of 65,081 Class A ordinary shares pursuant to a Securities Restriction Agreement.	1,256,526,961	1,090,936	6,267,704

Signature

    Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 4, 2020	Atlassian Corporation Plc
(Registrant)

/s/ James Beer
James Beer Chief Financial Officer